Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 31 March 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Dealings in securities by directors of a major subsidiary of Sasol Limited during March 2008:

1. 19 March
2. 27 March
3. 31 March

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by a director of a major
subsidiary of the Company:

Director	C P Buys
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	18 March 2008
Option offer date	01 October 1999
Option offer price	R44,45
Exercise date	08 November 1999
Exercise price	R43,70
Number of shares	1 400
Selling price per share	R398,00
Total value	R557 200,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	C P Buys
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	18 March 2008
Option offer date	10 September 2002
Option offer price	R117,00
Exercise date	10 September 2002
Exercise price	R116,80
Number of shares	4 400
Selling price per share	R397,03
Total value	R1 746 932,00
Class of shares	Ordinary no par value
Nature of transaction	sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

19 March 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transaction in securities of Sasol by a director of a major
subsidiary of the Company:

Director	J A van der Westhuizen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	27 March 2008
Option offer date	05 September 2001
Option offer price	R78,70
Exercise date	07 September 2001
Exercise price	R81,30
Number of shares	3 100
Total value	R243 970
Class of shares	Ordinary no par value
Nature of transaction	Purchase of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

27 March 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF
SASOL

In compliance with paragraph 3.63 – 3.66 of the JSE Limited
Listings Requirements, we hereby announce the following
transactions in securities of Sasol by a director of a major
subsidiary of the Company:

Director	R van Rooyen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	28 March 2008
Option offer date	10 September 2003
Option offer price	R89,50
Exercise date	20 September 2005
Exercise price	R223,00
Number of shares	9 000
Selling price per share	R400,00
Total value	R3 600 000,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

Director	R van Rooyen
Subsidiary	Sasol Synfuels (Pty) Limited
Date transaction effected	28 March 2008
Option offer date	15 September 2005
Option offer price	R218,00
Exercise date	28 March 2008
Exercise price	R396,50
Number of shares	8 500
Selling price per share	R403,38
Total value	R3 428 730,00
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares pursuant to implementation of options
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

31 March 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2008

By: /s/ N L Joubert
        Name: Nereus Louis Joubert
        Title: Company Secretary